UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

On September 25, 2024, the Board of Directors of Primega Group Holdings Limited (“PGHL”) received the resignation of Suen To Wai (“Mr. Suen”) from his positions as an independent director, the chairman of the audit committee, and member of the nominating and corporate governance committee and compensation committee of PGHL. In his resignation, Mr. Suen stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with PGHL or the Board of Directors.

Appointment of Replacement Director

Effective September 25, 2024, PGHL’s Board of Directors (the “Board”) appointed Professor Cheung Ka Yue (“Prof. Cheung”) to the Board to serve until his successor is duly elected and qualified. The Board has determined that Prof. Cheung is an independent director and meets the applicable director independence requirements under the independence requirements for a member of the Audit Committee under Section 301 of the Sarbanes- Oxley Act of 2002, as amended, Rule 10A-3(b)(1) of the Exchange Act, as amended, and Rule 5605(c)(2) of the NASDAQ Marketplace Rules. The Board also appointed Prof. Cheung to the Board’s Audit Committee (the “Audit Committee”) and as the Chairman of the Audit Committee. The Board has determined that Prof. Cheung is an audit committee financial expert as defined by Item 407 of Regulation S-K and, as such, the Board has determined that Prof. Cheung is financially sophisticated as defined by the NASDAQ Stock Market.

Prof. Cheung has profound knowledge and extensive experience in the regulatory, corporate finance, compliance, corporate governance and academic fields. He is active in public and community service. He obtained a degree of Doctor of Business Administration from William Howard Taft University, a degree of Master of Education from University of The People, a degree of Master of Laws in International Corporate and Financial Law from University of Wolverhampton, a degree of Master of Science in Professional Accountancy from University of London, and a degree of Bachelor of Arts in Accounting from Edinburgh Napier University. He is an honorary professor. He is a practicing accountant in Hong Kong. Prof. Cheung is currently an independent non-executive director of China Hongbao Holdings Limited (the shares of which are listed on the GEM of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) with stock code: 8316) since December 2023, MaxWin International Holdings Limited (the shares of which are listed on the GEM of Hong Kong Stock Exchange with stock code: 8513) since June 2022, and Success Dragon International Holdings Limited (the shares of which are listed on the Main Board of the Hong Kong Stock Exchange with stock code: 1182) since October 2022. He has been (i) an independent non-executive director in November 2021; (ii) a non-executive director from November 2021 to April 2022; and (iii) an executive director since April 2022 of Mayer Holdings Limited (the shares of which are listed on the Main Board of the Hong Kong Stock Exchange with stock code: 1116). He was an independent non-executive director of Crown International Corporation Limited (the shares of which are listed on the Main Board of the Hong Kong Stock Exchange with stock code: 727) from December 2022 to July 2023.

There is no arrangement or understanding between Prof. Cheung and any other person pursuant to which he was selected as a director of the Company.

There are no transactions in which Prof. Cheung or any of his immediate family members has an interest requiring disclosure under Item 404(a) of Regulation S-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: September 30, 2024